UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN JOSE DIVISION

IN RE: YAHOO! INC. CUSTOMER DATA SECURITY BREACH LITIGATION	Case No. 5:16-MD-02752-lhk The Honorable Lucy H. Koh

SETTLEMENT AGREEMENT AND RELEASE

Table of Contents

Exhibit List

SETTLEMENT AGREEMENT AND RELEASE

This Settlement Agreement and Release ("Settlement Agreement" or "Agreement") is made as of 2018, by and between, as hereinafter defined, (a) Settlement Class Representatives— John Bell, Michelle Bouras, Jana Brabcova, Reid Bracken, Paul Dugas, Hashmatullah Essar, Hilary Gamache, Mali Granot, Kimberly Heines, Andrew J. Mortensen, Brian Neff, Jared Pastor, Brendan Quinn, Deana Ridolfo, Matthew Ridolfo, and Yaniv Rivlin—on behalf of themselves and the Settlement Class, and (b) Defendants (defined below) (collectively, the "Parties"). This Agreement fully and finally compromises and settles any and all claims that are, were, or could have been asserted in the litigation styled *In re: Yahoo! Inc. Customer Data Breach Security Litigation*, Case No. 16-md-02752-LHK (N.D. Cal.) and *Yahoo! Inc. Private Information Disclosure Cases*, JCCP No. 4895.

RECITALS

WHEREAS, in September 2016, November 2016, December 2016, and October 2017, it was announced that Yahoo! Inc. had been the target of criminal cyberattacks on its computer systems in which the attackers gained unauthorized access to the personal information of Yahoo Member users and various other individuals (the "Data Breaches").

WHEREAS, as a result of the Data Breaches in September 2016, multiple putative class action lawsuits were filed against Defendants in federal courts across the country, alleging that Defendants failed to properly protect personal information in accordance with their duties, had inadequate data security, and delayed notifying potentially impacted individuals of the breaches.

WHEREAS, on December 7, 2016, the Judicial Panel on Multidistrict Litigation ("MDL Panel") transferred several putative class action lawsuits to the Honorable Lucy H. Koh in the United States District Court for the Northern District of California (the "MDL Court") for coordinated pretrial proceedings.

WHEREAS, additional lawsuits against one or more Defendants also were transferred to, filed in, or otherwise assigned to the Court and included in coordinated pretrial proceedings as part of *In re: Yahoo! Inc. Customer Data Breach Security Litigation*, Case No. 16-md-02752-LHK (N.D. Cal.) ("MDL Case").

WHEREAS, the MDL Court appointed John Yanchunis of Morgan & Morgan Complex Litigation Group as Lead Counsel, and Ariana Tadler of Milberg Tadler Phillips Grossman LLP, Stuart Davidson of Robins Geller Rudman & Dowd LLP, Gayle Blatt of Casey Gerry Schenk Francavilla Blatt & Penfield LLP, and Karen Hanson Riebel of Lockridge Grindal Nauen PLLP, to the Plaintiffs' Executive Counsel representing Plaintiffs and putative class Members in the MDL Case ("MDL Class Counsel").

WHEREAS, MDL Class Counsel filed a Consolidated Class Action Complaint ("CAC") in the MDL Case, Defendants moved to dismiss the CAC, and the MDL Court granted in part and denied in part the motion by Order dated August 30, 2017.

WHEREAS, MDL Class Counsel filed a First Amended Consolidated Class Action Complaint ("FAC") in the MDL Case, Defendants moved to dismiss the FAC, and the MDL Court granted in part and denied in part the motion by Order dated March 9, 2018.

WHEREAS, Class Counsel have expended significant time investigating the facts relating to the Data Breaches with the assistance of experts in cybersecurity and identity theft, analyzed the evidence adduced during pretrial discovery, researched the applicable law with respect to Plaintiffs' claims against Defendants and the potential defenses thereto, including the motions described above, reviewing 9.05 million pages of documents in the MDL Case, taking seven percipient witness and 30(b)(6) depositions, defending eight named Plaintiff depositions, and producing four experts for deposition in the MDL Case.

WHEREAS, on July 13, 2018, MDL Class Counsel filed a motion to certify certain classes pursuant to Federal Rule of Civil Procedure 23, and Defendants filed an opposition to that motion and three *Daubert* motions.

WHEREAS, after announcement of the Data Breach, multiple putative class action lawsuits were also filed against Yahoo and other Defendants in California state court alleging that Defendants failed to properly protect personal information in accordance with their duties, had inadequate data security, and delayed notifying potentially impacted individuals of the breaches.

WHEREAS, on September 22, 2016, the first action regarding the Data Breaches was filed in California state court (*Dela Cruz v. Yahoo!, Inc.*, Orange County Superior Court, Case No. 30-2016-00877210).

WHEREAS, on October 7, 2016, the plaintiff in the Action styled *Pastor v. Yahoo! Inc.*, Superior Court of California, County of Orange, Case No. 30-2016-00877593 filed with the Judicial Council a Petition to Coordinate the following cases involving alleged public disclosure of plaintiffs' private information: (1) *Quinn v. Yahoo! Inc.*, Superior Court of California, County of Los Angeles, Case No. BC635382; (2) *Gamache v. Yahoo! Inc.*, Superior Court of California, County of Marin, Case No. CIV1603582; (3) *Pastor v. Yahoo! Inc.*, Superior Court of California, County of Orange, Case No. 30-2016-00877593; (4) *Bouras v. Yahoo! Inc.*, Superior Court of California, County of Orange, Case No. 30-2016-00877883; (5) *Ruiz, et al. v. Yahoo! Inc.*, Superior Court of California, County of Orange, Case No. 30-2016-00878170; (6) *Dela Cruz v. Yahoo! Inc.*, Superior Court of California, County of Orange, Case No. 30-2016-00877210; and (7) *Brabcova v. Yahoo! Inc.*, Superior Court of California, County of Orange, Case No. 30-2016-00893069.

WHEREAS, on February 28, 2017, the Judicial Council authorized the Presiding Judge of the Orange County Superior Court to assign the coordinated actions of *Yahoo! Inc. Private Information Disclosure Cases*, JCCP No. 4895 ("JCCP Case") to a coordination trial judge pursuant to California Code of Civil Procedure section 404.3 and California Rule of Court 3.540. (the "JCCP Court") for coordinated pretrial proceedings.

WHEREAS, on March 14, 2017, the Presiding Judge of the Orange County Superior Court assigned the Honorable Thierry Patrick Colaw (Ret.) to be the coordination trial judge.

WHEREAS, the JCCP Court appointed Daniel S. Robinson of Robinson Calcagnie, Inc. and Brian D. Chase of Bisnar | Chase LLP as Co-Lead Counsel, along with Eric Grover of Keller Grover LLP, Jeremiah Frei-Pearson of Finkelstein, Blankinship, Frei-Pearson & Garber LLP, Neil Fineman of Fineman Poliner LLP, Robert Samini of Samini Scheinberg PC, Nathan Smith of Brown Neri Smith & Khan LLP, and Brian Kabateck of Kabateck Brown Kellner LLP to the Plaintiffs' Steering Committee, to represent Plaintiffs and putative class Members in the JCCP Case ("JCCP Class Counsel").

WHEREAS, JCCP Class Counsel filed a Consolidated Class Action Complaint ("CCAC") on June 27, 2017 in the JCCP Case, Defendants demurred to the CCAC, and the JCCP Court sustained in part and overruled in part the demurrer by Order dated December 13, 2017.

WHEREAS, the Parties engaged in extensive fact and expert discovery over the course of these coordinated Actions.

WHEREAS, on August 27, 2018, JCCP Class Counsel filed a motion to certify certain classes of California Yahoo users pursuant to Cal. Civ. P. Code § 382.

WHEREAS, the Parties engaged in two arm's-length, in-person, day-long mediation sessions in San Francisco on August 14, 2018 and September 7, 2018, respectively, under the direction of the Honorable Daniel Weinstein (Ret.), Jed Melnick, and Simone Lelchuk of JAMS ("Mediators").

WHEREAS, the Parties also engaged in additional mediation communications by telephone and email, both directly and through the mediators, between August 14, 2018, and September 14, 2018.

WHEREAS, Defendants deny any wrongdoing whatsoever, and this Agreement shall in no event be construed or deemed to be evidence of or an admission or concession on the part of any Defendant with respect to any claim of any fault or liability or wrongdoing or damage whatsoever, any infirmity in the defenses that the Defendants have asserted or would assert, or to the requirements of Federal Rule of Civil Procedure 23 or Cal. Civ. P. Code § 382 and whether Plaintiffs satisfy those requirements.

WHEREAS, based upon their substantial investigation and pretrial discovery as set forth above, Class Counsel have concluded that the terms and conditions of this Agreement are fair, reasonable and adequate to Settlement Class Representatives and Settlement Class Members (defined below) and are in their best interests, and have agreed to settle in the MDL Case the claims that were asserted or could have been asserted in the MDL Case and the JCCP Case pursuant to the terms and provisions of this Agreement after considering (a) the substantial benefits that Settlement Class Members will receive from the Settlement, (b) the uncertain outcome and attendant risks of litigation, (c) the delays inherent in litigation, and (d) the desirability of permitting the settlement of this litigation to be consummated as provided by the terms of this Agreement.

WHEREAS, it is the intention of the Parties to resolve the disputes and claims which they have between them on the terms set forth below.

NOW, THEREFORE, in consideration of the promises, covenants, and agreements herein described and for other good and valuable consideration acknowledged by each of them to be satisfactory and adequate, and intending to be legally bound, the Parties do hereby mutually agree, as follows:

1. DEFINITIONS

As used in this Agreement, the following terms shall be defined as follows:

1.1 "Action" or "Actions" means all the actions listed in Exhibit 1, which have been filed in, transferred to, or otherwise assigned to the MDL Court or JCCP Court

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and included in coordinated or consolidated pretrial proceedings as part of *In re: Yahoo! Inc. Customer Data Breach Security Litigation*, Case No. 16-md-02752-LHK (N.D. Cal.) or *Yahoo! Inc. Private Information Disclosure Cases*, JCCP No. 4895.

1.2 "Additional Settlement Class Counsel" means Daniel Robinson of Robinson Calcagnie, Inc.

1.3 "Administrative Expenses" means all of the expenses incurred in the administration of this Settlement, including, without limitation, all expenses or costs associated with the Notice Plan and providing Notice to the Settlement Class, locating Settlement Class Members, processing claims, determining the eligibility of any person to be a Settlement Class Member, and administering, calculating and distributing the Net Settlement Fund to Settlement Class Members. Administrative Expenses also include all reasonable third-party fees and expenses incurred by the Settlement Administrator in administering the terms of this Agreement.

1.4 "Affiliates" means current and former Directors, Officers, Employees, Counsel, consultants, agents, insurers, related entities, subsidiaries, parents, predecessors, and successors.

1.5 "Agreement" or "Settlement Agreement" means this Settlement Agreement, including all exhibits.

1.6 "Altaba" means Altaba, Inc. Yahoo! Inc. was renamed to Altaba, Inc. after the sale of Yahoo's operating business to Verizon Communications Inc., effective June 13, 2017. Under the terms of an Amended Reorganization Agreement that was executed in connection with the asset sale to Verizon, Oath and Altaba each are responsible for 50 percent of any potential post-closing liabilities attributable to the Actions.

1.7 "Alternative Compensation" means compensation to Settlement Class Members as set forth in Section 5.

1.8 "Business Days" means Monday, Tuesday, Wednesday, Thursday, and Friday, excluding holidays observed by the federal government.

1.9 "Claims Period" means the period of time ending 270 calendar days after the date of the Preliminary Approval Order.

1.10 "Class Counsel" means Lead Settlement Class Counsel, Executive Settlement Class Counsel, and Additional Settlement Class Counsel, collectively. In the event of a dispute amongst Class Counsel, any authority vested in Class Counsel by this Agreement shall, ultimately, be exercised at the discretion of Lead Settlement Class Counsel.

1.11 "Class Period" means January 1, 2012 through December 31, 2016, inclusive.

1.12   "Court" means the United States District Court for the Northern District of California.

1.13   "Credit Services" means the services described in Section 4.

1.14   "Credit Services or Alternative Compensation Claim Form" means the form Settlement Class Members submit (either in paper form or via the Settlement Website) to select Credit Services or Alternative Compensation, attached hereto as Exhibit 7.

1.15   "Data Breaches" means the data breaches alleged in the First Amended Consolidated Class Action Complaint ("FAC") in the MDL Case, *In re: Yahoo! Inc. Customer Data Breach Security Litigation*, Case No. 16-md-02752-LHK (N.D. Cal.), and in the CCAC in the JCCP Case, *Yahoo! Inc. Private Information Disclosure Cases*, JCCP No. 4895 (Orange County Superior Court).

1.16   "Defendants" means Yahoo, as defined herein, and all defendants identified in the FAC filed in the MDL Case, and in the CCAC in the JCCP Case, including Yahoo! Inc. and Aabaco Small Business, LLC.

1.17   "Effective Date" means the date upon which the Settlement contemplated by this Agreement shall become effective as set forth in Section 14.

1.18   "Entity" means any corporation, partnership, limited liability company, association, trust, or other organization of any type.

1.19   "Escrow Account" means the account described in Section 3.3.

1.20   Executive Settlement Class Counsel" means Ariana Tadler of Milberg Tadler Phillips Grossman LLP, Stuart Davidson of Robins Geller Rudman & Dowd LLP, Gayle Blatt of Casey Gerry Schenk Francavilla Blatt & Penfield LLP, and Karen Hanson Riebel of Lockridge Grindal Nauen PLLP.

1.21   "Final Approval Order and Judgment" means an order and judgment that the Court enters after the Final Fairness Hearing, which finally approves the Settlement and dismisses Defendants with prejudice and without material change to the Parties' agreed-upon proposed final approval order and judgment attached hereto as Exhibit 11.

1.22   "Final Fairness Hearing" means the hearing to be conducted by the Court to determine the fairness, adequacy, and reasonableness of the Settlement pursuant to Federal Rule of Civil Procedure 23 and whether to issue the Final Approval Order and Judgment.

1.23   "Lead Settlement Class Counsel" means John Yanchunis of Morgan & Morgan Complex Litigation Group.

1.24   "Net Settlement Fund" means the amount of funds that remain in the Settlement Fund after funds are paid from or allocated for payment from the Settlement Fund for the following: (i) Taxes and Tax-Related Expenses as described in Section 3; (ii) Alternative Compensation as described in Section 5; and (iii) Out-of-Pocket, Paid User, and Small Business Costs described in Section 6.

1.25   "Notice" means notice of the proposed class action settlement to be provided to Settlement Class Members pursuant to the Notice Plan approved by the Court in connection with preliminary approval of the Settlement, substantially in the forms attached hereto as Exhibit 5.

1.26   "Notice Date" means the first date on which Notice is disseminated to Settlement Class Members, but not later than forty-five (45) days after the Preliminary Approval Order.

1.27
        "Notice Plan" means the settlement notice program developed by the Settlement Administrator substantially in the form attached hereto as Exhibit 4, as approved by the Court.

1.28
        "Oath" means Oath Inc. and Oath Holdings Inc., subsidiaries of Verizon, Communications Inc.   Under the terms of an Amended Reorganization Agreement that was executed in connection with the asset sale to Verizon, Oath and Altaba each are responsible for 50 percent of the potential post-closing liabilities attributable to the Actions.

1.29
        "Out-of-Pocket Costs" means costs or expenditures that a Settlement Class Member actually incurred that are fairly traceable to one or more of the Data Breaches, as set forth in Section 6. Out-of-Pocket Costs may include, without limitation: unreimbursed fraud losses or charges; professional fees incurred in connection with identity theft or falsified tax returns; fees or expenses incurred for, or as a result of, credit freezes; credit monitoring that was ordered after January 1, 2012 through the date on which the Credit Services become available through this Settlement Agreement; miscellaneous expenses such as notary, fax, postage, copying, mileage, and long-distance telephone charges; and time spent remedying issues related to one or more of the Data Breaches at $25.00 per hour or unpaid time off work at the actual hourly rate of that Settlement Class Member, whichever is greater. Settlement Class Members shall not be compensated for more than fifteen hours of time spent remedying issues related to one or more of the Data Breaches with documented time, or five hours for undocumented time. For Small Business Users, Out-of Pocket Costs include wages or fees paid for the performance of tasks fairly traceable to mitigating the impact of one or more of the Data Breaches.

1.30
        "Out-of-Pocket Costs Claim Form" means the form (in paper or on the Settlement Website) attached hereto as Exhibit 6.

1.31
        "Paid User" means Settlement Class Members that paid Yahoo for advertisement-free or premium email services during the Class Period.

1.32 "Paid User Claim Form" means the form (in paper or on the Settlement Website) attached hereto as Exhibit 8.

1.33 "Parents" means, with respect to any Entity, any corporation or other entity that owns or controls, directly or indirectly, at least a majority of the securities or other interests that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar function of such Entity.

1.34 "Parties" means the Settlement Class Representatives, on behalf of themselves and the Settlement Class, and Defendants.

1.35 "Person" means an individual or legal entity or their respective successors or assigns.

1.36 "Personal Information" means names, email addresses, telephone numbers, birth dates, passwords, security questions, that were stored on Yahoo's systems and accessed without authorization as a result of the Data Breaches, including private information contained within users' emails, calendars, and contacts, including but not limited to financial communications and records containing credit cards, retail accounts, banking, account passwords, IRS documents, and social security numbers from transactions conducted by email.

1.37 "Plaintiff" means a person who was named as a plaintiff in any complaint filed in one of the Actions or in the MDL Case or the JCCP Case.

1.38 "Preliminary Approval Order" means an order by the Court that preliminarily certifies a Settlement Class, approves the Settlement, including but not limited to the forms and procedure for providing notice to the Settlement Class, establishes a procedure for Settlement Class Members to object to or opt-out of the Settlement, and sets a date for the Final Fairness Hearing, without material change to the Parties' agreed-upon proposed preliminary approval order attached hereto as Exhibit 3.

1.39 "Released Claim" means any claim, liability, right, demand, suit, obligation, damage, including consequential damage, loss or cost, punitive damage, attorneys' fee and cost, action or cause of action, of every kind or description— whether known or Unknown (as the term "Unknown Claims" is defined herein), suspected or unsuspected, asserted or unasserted, liquidated or unliquidated, legal, statutory, or equitable—related to or arising from any of the facts alleged in any of the Actions.

1.40 "Service Awards" means compensation awarded and paid to Settlement Class Representatives in recognition of their role in this litigation, as set forth in Section 11.

1.41 "Settlement" means the settlement of the Actions by and between the Parties, and the terms thereof as stated in this Settlement Agreement.

1.42   "Settlement Administrator" means Heffler Claims Group ("Heffler").   Class Counsel and Defendants may, by agreement, substitute a different Settlement Administrator, subject to Court approval.

1.43   "Settlement Class" means all U.S. and Israel residents and small businesses with Yahoo accounts at any time during the period January 1, 2012 through December 31, 2016, inclusive; provided, however, that the following are excluded from the Settlement Class: (i) Defendants, (ii) any entity in which Defendants have a controlling interest, (iii) Defendants' officers, directors, legal representatives, successors, subsidiaries, and assigns; (iv) any judge, justice, or judicial officer presiding over this matter and the members of their immediate families and judicial staff; and (v) any individual who timely and validly opts-out from the Settlement Class.

1.44   "Settlement Class Member" means a member of the Settlement Class.

1.45   "Settlement Class Representatives" means John Bell, Michelle Bouras, Jana Brabcova, Reid Bracken, Paul Dugas, Hashmatullah Essar, Hilary Gamache, Mali Granot, Kimberly Heines, Andrew J. Mortensen, Brian Neff, Jared Pastor, Brendan Quinn, Deana Ridolfo, Matthew Ridolfo, and Yaniv Rivlin.

1.46   "Settlement Fund" means fifty million dollars ($50,000,000.00) and any interest on or other income or gains earned while such amount is held in the Escrow Account.

1.47   "Settlement Website" means a website established by the Settlement Administrator to provide information about the Settlement and permit the submission of claims. At a minimum, the following information shall be posted on the Settlement Website: A copy of the redacted version of the FAC publicly available through PACER; a copy of the CCAC publicly available through the Orange County Superior Court case access; this Settlement Agreement (but without the Business Practice Commitments set forth in Exhibit 2); Plaintiffs' Motion for Preliminary Approval of Class Action Settlement; Notice; Claim Forms (with the ability to electronically submit the Claim Forms); and, after filing, Plaintiffs' Motion for Attorneys' Fees, Expenses, and Service Awards, and Plaintiffs' Motion for Final Approval. The Settlement Website, in addition to being in English, will contain translations in Spanish and Hebrew.

1.48   "Small Business User" means Settlement Class Members that paid for Yahoo or Aabaco Small Business services during the Class Period.

1.49   "Small Business User Claim Form" means the form (in paper or on the Settlement Website) attached hereto as Exhibit 9.

1.50   "Subsidiaries" means with respect to any Entity, any corporation, limited liability company, partnership or other entity of which such Entity owns or controls, directly or indirectly, at least a majority of the securities or other interests that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other entity.

1.51   "Successor" means, with respect to a natural person, that person's heir, and, with respect to an Entity, any other Entity that through merger, buyout, or any other means, acquires that Entity's duties, rights, obligations, shares, debts, or assets.

1.52   "Taxes and Tax-Related Expenses" means: (i) any and all applicable taxes, duties and similar charges imposed by a government authority (including any estimated taxes, interest or penalties) arising in any jurisdiction, if any, with respect to the income or gains earned by or in respect of the Settlement Fund, including, without limitation, any taxes that may be imposed upon Defendants or their counsel with respect to any income or gains earned by or in respect of the Settlement Fund for any period while it is held in the Escrow Account; (ii) any other taxes, duties and similar charges imposed by a government authority (including any estimated taxes, interest or penalties) relating to the Settlement Fund that the Settlement Administrator determines are or will become due and owing, if any; and (iii) any and all expenses, liabilities and costs incurred in connection with the taxation of the Settlement Fund (including without limitation, expenses of tax attorneys and accountants).

1.53   "Unknown Claims" means any and all Released Claims that any Defendant or Settlement Class Representative or Settlement Class Member does not know or suspect to exist in his, her, or its favor as of the Effective Date and which, if known by him, her, or it, might have affected his, her, or its decision(s) with respect to the Settlement. With respect to any and all Released Claims, the Parties stipulate and agree that upon the Effective Date, Defendants, Settlement Class Representatives and Settlement Class Members shall have waived any and all provisions, rights, and benefits conferred by any law of any state of the United States, or principle of common law or otherwise, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

> **A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.**

Settlement Class Representatives and Class Counsel acknowledge, and each Settlement Class Member by operation of law shall be deemed to have acknowledged, that the inclusion of "Unknown Claims" in the definition of Released Claims was separately bargained for and was a key element of the Settlement Agreement.

1.54   "Verizon" means Verizon Communications Inc. In June 2017, Yahoo! Inc. and Verizon Communications Inc. completed an asset sale transaction wherein Verizon acquired all outstanding shares of Yahoo Holdings Inc., a wholly-owned subsidiary of Yahoo! Inc., which, immediately prior to the consummation of the sale, owned the assets and liabilities associated with Yahoo's operating business. Upon closing the sale of Yahoo's operating business to Verizon, effective June 13, 2017, Yahoo Holdings was transferred to and became a wholly-owned subsidiary of Verizon. Effective January 1, 2018, Yahoo Holdings Inc. was renamed Oath Holdings Inc.

1.55   "Yahoo" means Yahoo! Inc.; Yahoo Holdings Inc.; Oath Holdings Inc.; Aabaco Small Business, LLC, and Altaba Inc. and their current, former, and future Affiliates, Subsidiaries, and Successors. Accordingly, herein, Yahoo refers to both Oath and Altaba.

2.   BUSINESS PRACTICE CHANGES

2.1   Oath shall adopt, pay for, implement, and/or maintain the business practice commitments related to information security to safeguard current users' and Settlement Class Members' Personal Information as set forth in Exhibit 2, attached hereto for a period of no less than three years. To the extent permitted by the Court, Exhibit 2 shall be filed under seal because it contains sensitive information about Oath's cybersecurity practices that could harm Defendants, current users, and Settlement Class Members if made public. Oath's business practice commitments will be verified by a signed Company attestation.

2.2   Oath shall maintain the business practice commitments as set forth in Exhibit 2 from the date of entry of the Final Approval Order and Judgment for a period of no less than three years.

2.3   Oath shall conduct an annual assessment to verify that Oath is in compliance with the business practice commitments set forth in Exhibit 2**.**

2.4   After the Effective Date, Oath agrees that upon making the changes required under this Section 2 and Exhibit 2 to provide a written certification under oath to Plaintiffs' Lead Settlement Counsel at the addresses set forth herein at Paragraph 17.1, stating that it has made the technical changes required under this paragraph.

2.5   Defendants acknowledge that the filing and prosecution of the Actions and discussions with Class Counsel in the Actions were a substantial and contributing cause to adopting, paying for, implementing, and/or maintaining the business practice commitments identified in Exhibit 2.

3.   SETTLEMENT FUND

3.1   Defendants agree to make a non-reversionary settlement payment of fifty million United States Dollars ($50,000,000) and deposit that settlement payment into the

Escrow Account within twenty (20) days after the Court enters the Final Approval Order and Judgment.

3.2   As further described in this Agreement, the Settlement Fund shall be the sole source of monetary funds for the relief referenced below and shall be used by the Settlement Administrator to pay for:

(a)   Out-of-Pocket Costs as described in Section 6;

(b)   Alternative Compensation as described in Section 5;

(c)   Paid User Damages as described in Section 6;

(d)   Small Business User Damages as described in Section 6;

(e)   the Taxes and Tax-Related Expenses described in Section 3;

3.3   The Escrow Account shall be an account established at a financial institution approved by Class Counsel and Defendants and, pursuant to Section 3.8, shall be maintained as a court-approved qualified settlement fund pursuant to Treasury Regulation § 1.468B-1, *et seq.*

3.4   No amounts may be withdrawn from the Escrow Account unless: (i) expressly authorized by this Agreement; or (ii) approved by the Court.

3.5   The Settlement Administrator, subject to such supervision and direction of the Court and/or Counsel as may be necessary or as circumstances may require, shall administer and/or oversee distribution of the Settlement Fund to Settlement Class Members pursuant to this Agreement.

3.6   The Settlement Administrator and Class Counsel are responsible for communicating with Settlement Class Members regarding the distribution of the Settlement Fund and amounts paid under the Settlement.

3.7   All funds held in the Escrow Account relating to the Settlement shall be deemed to be in the custody of the Court upon the Effective Date of the Settlement until such time as the funds shall be distributed to Settlement Class Members or otherwise disbursed pursuant to this Agreement and/or further order of the Court.

3.8   The Parties agree that the Settlement Fund is intended to be maintained as an qualified settlement fund within the meaning of Treasury Regulation § 1.468B-1, and that the Settlement Administrator, within the meaning of Treasury Regulation § 1.468B-2(k)(3), shall be responsible for filing tax returns and any other tax reporting for or in respect of the Settlement Fund and paying from the Settlement Fund any Taxes and Tax-Related Expenses owed with respect to the Settlement Fund. The Parties agree that the Settlement Fund shall be treated as an Escrow Account from the earliest date possible, and agree to any relation-back election required to treat the Settlement Fund as an Escrow Account from the earliest date possible.

3.9   All Taxes and Tax-Related Expenses relating to the Settlement Fund shall be paid out of the Settlement Fund and shall be timely paid by the Settlement Administrator without prior order of the Court. Further, the Settlement Fund shall indemnify and hold harmless the Parties and their counsel for Taxes and Tax-Related Expenses (including, without limitation, taxes payable by reason of any such indemnification payments).

3.10   The Parties and their respective counsel have made no representation or warranty with respect to the tax treatment by any Settlement Class Representative or any Settlement Class Member of any payment or transfer made pursuant to this Agreement or derived from or made pursuant to the Settlement Fund.

3.11   Each Settlement Class Representative and Settlement Class Member shall be solely responsible for the federal, state, and local tax consequences to him, her, or it of the receipt of funds from the Settlement Fund pursuant to this Agreement.

3.12   Defendants and their counsel shall not have any responsibility for or liability whatsoever with respect to: (i) any act, omission, or determination of Class Counsel, the Settlement Administrator, or any of their respective designees or agents, in connection with the administration of the Settlement or otherwise; (ii) the management, investment, or distribution of the Settlement Fund; (iii) the formulation, design, or terms of the disbursement of the Settlement Fund; (iv) the determination, administration, calculation, or payment of any claims asserted against the Settlement Fund; (v) any losses suffered by, or fluctuations in the value of the Settlement Fund; or (vi) the payment or withholding of any Taxes and Tax-Related Expenses incurred in connection with the taxation of the Settlement Fund or the filing of any returns. Defendants also shall have no obligation to communicate with Settlement Class Members and others regarding amounts paid under the Settlement.

3.13   The Settlement Class Representatives and Class Counsel shall not have any liability whatsoever with respect to any acts taken pursuant to the terms of this Agreement, including, but not limited to: (i) any act, omission or determination of the Settlement Administrator, or any of their respective designees or agents, in connection with the administration of the Settlement or otherwise; (ii) the management, investment, or distribution of the Settlement Fund; (iii) the formulation, design, or terms of the disbursement of the Settlement Fund; (iv) the determination, administration, calculation, or payment of any claims asserted against the Settlement Fund; (v) any losses suffered by, or fluctuations in the value of the Settlement Fund; or (vi) the payment or withholding of any Taxes and Tax-Related Expenses incurred in connection with the taxation of the Settlement Fund or the filing of any returns.

4.   **CREDIT SERVICES**

4.1   At Yahoo's sole expense, Credit Services shall be provided by AllClear ID. AllClear ID will provide Credit Services to Settlement Class Members who claim Credit Services and enroll consisting of:

- Credit monitoring of the Settlement Class Members' credit file for U.S. residents at all three (3) major credit reporting agencies (Experian, Equifax & TransUnion) (Single bureau monitoring with TransUnion is activated at the time of enrollment. Members will have to login to their online customer portal or call the support center to accept the filtering policy to activate triple bureau credit monitoring)) during the duration of the Credit Services Period;

- VantageScore® 3.0 Credit Score and Credit Report from TransUnion® for U.S. residents;

- Fraud Alerts for U.S. residents, which Settlement Class Members can set, renew, and remove in their online customer portal, for additional protection against identity theft;

- ID Theft Insurance for U.S. residents, which covers certain identity theft related expenses incurred by Settlement Class Members up to a limit of $1 million;

- Identity Theft Monitoring for U.S. residents to notify Settlement Class Members when stolen identity information has been detected and reported through the Internet Fraud Alert system and a partnership with the National Cyber-Forensics & Training Alliance (NCFTA) which runs a clearinghouse for stolen credentials;

- Identity Restoration Services that provide professional fraud resolution assistance to Settlement Class Members who experience identity theft or fraud, helping them with identity recovery and restoration;

- Identity theft scan of Settlement Class Members' minor children's identities, up to the age of 18 for U.S. residents;

- Assistance with canceling and replacing credit and debit cards if a wallet is lost or stolen;

4.2   The long form Notice shall describe generally the nature of the Credit Services and will be posted on the Settlement Website pursuant to Section 1.47 of this Agreement, and described on the website or web page of AllClear ID pursuant to Section 4.5, below.

4.3   For a period of no longer than two hundred and seventy (270) calendar days after Preliminary Approval, Settlement Class Members may submit to the Settlement Administrator a Claim Form selecting Credit Services in a manner consistent with the Claim Form and Notice, provided they have not submitted a Claim Form selecting Alternative Compensation. The Settlement Administrator shall review all claims for Credit Services to validate that each Credit Services claimant: (i) is a Settlement Class Member; and (ii) has not claimed Alternative Compensation. Ambiguities or deficiencies on the face of the Claim Form shall be resolved by the Settlement Administrator. To the extent there is any ambiguity with respect to a Settlement Class Member's election of Credit Services or Alternative Compensation, and the Settlement Administrator cannot resolve the ambiguity, the ambiguous Claim Form shall default to Credit Services. However, for deficiencies or ambiguities, the Settlement Administrator shall first ask the Settlement Class Member to cure the deficiency or ambiguity, and in doing so, may use its discretion to determine the most efficient and effective means of communicating with the Settlement Class Member, whether by email, telephone, or mail. Disputes with respect to Claim Forms shall be resolved by the Settlement Administrator.

4.4   Pursuant to Section 10 below, the Settlement Administrator shall send to each valid Credit Services claimant, via email, or for claimants with no email address by U.S. Mail, an activation code to be used to activate Credit Services via the website of AllClear ID. Valid Credit Services claimants are eligible for Credit Services for a period of at least two (2) years starting from the later of: (i) the date that is thirty (30) days after the end of the Claims Period; or (ii) the date that is thirty (30) days after the Effective Date. AllClear ID shall provide Credit Services to all valid Credit Services claimants who timely activate those services.

4.5   On or before the Notice Date, AllClear ID shall establish a dedicated website or web page which provides instructions on how to submit a Credit Services claim and the activation processes, and sets forth a general description of the nature of the Credit Services to be provided as part of this Settlement.

4.6   Yahoo shall within five (5) Business Days after the Effective Date pay AllClear ID all funds necessary for AllClear to provide Credit Services pursuant to the agreement with AllClear ID.

4.7   Credit Services shall be provided to Settlement Class Members that timely apply for and activate Credit Services and are eligible for a period of at least two (2) years starting from the later of: (i) the date that is thirty (30) days after the end of the Claims Period; or (ii) the date that is thirty (30) days after the Effective Date..

4.8   Yahoo shall pay for Credit Services separately and apart from the Settlement Fund. However, in accordance with Section 7 below, if there are funds remaining in the Settlement Fund after all valid claims, expenses, and costs have been paid or reserved for, the Settlement Administrator shall use the remaining funds to pay AllClear ID to extend Credit Services in one month increments, for up to five additional years. In that event, AllClear ID shall notify Settlement Class Members who have submitted valid claims for Credit Services that the credit monitoring period has been extended and for how long Credit Services will be provided.

4.9   Because AllClear ID Credit Services are unavailable to Israeli residents and Israeli Small Business Users, all such Israeli Settlement Class Members are eligible for Alternative Compensation regardless of whether he, she or it currently has credit monitoring services.

4.10   The underlying U.S. resident, individual owner(s) of Small Business Users are eligible to claim Credit Services or Alternative Compensation in addition to other benefits under this Agreement.   These U.S. resident individuals can obtain all Credit Services identified in this section in his or her individual capacity.

5.   **ALTERNATIVE COMPENSATION**

5.1   Settlement Class Members who: (i) already have some form of credit monitoring or protection; and (ii) do not enroll in the Credit Services available under the Settlement may request Alternative Compensation by submitting a Claim Form selecting Alternative Compensation to the Settlement Administrator no later than 270 calendar days after Preliminary Approval. To be eligible to receive Alternative Compensation, the Settlement Class Member must, in the Claim Form: (i) state that he, she, or it has some form of credit monitoring or protection as of the date the Claim Form is submitted and will keep it for one year; (ii) identify the credit monitoring or protection he, she, or it has and approximately when he, she, or it enrolled; and (iii) affirmatively give up the right to claim Credit Services on the Claim Form.

5.2   The Settlement Administrator shall verify that each person who submits a Claim Form selecting Alternative Compensation: (i) is a Settlement Class Member; (ii) has not claimed Credit Services available under the Settlement; (iii) has stated in the Claim Form that he, she, or it has some form of credit monitoring or protection as of the date the Claim Form is submitted, will keep it for one year, and the approximate date when he, she, or it enrolled; and (iv) has identified in the Claim Form the credit monitoring or protection he, she, or it has, but shall not otherwise validate the statements in the Claim Form. Each Claim Form that meets these requirements shall be deemed a valid claim for Alternative Compensation. No Settlement Class Member may have more than one valid Claim Form for Alternative Compensation. Ambiguities or deficiencies on the face of the Claim Form shall be resolved by the Settlement Administrator. To the extent there is any ambiguity with respect to a Settlement Class Member's election of Credit Services or Alternative Compensation, and the Settlement Administrator cannot resolve the ambiguity, the ambiguous Claim Form shall default to Credit Services. However, for either ambiguities or deficiencies, the Settlement Administrator shall first ask the Settlement Class Member to cure the ambiguity or deficiency, and in doing so, may use its discretion to determine the most efficient and effective means of communicating with the Settlement Class Member, whether by

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email, telephone, or mail. Disputes with respect to any Claim Form shall be resolved by the Settlement Administrator.

5.3   Pursuant to Section 10 below, each Settlement Class Member who submits a valid Claim Form selecting Alternative Compensation shall receive a payment equal to $100.00, subject to potential reduction under Section 6.9. In the event that following the submission and payment of all valid claims as detailed in this Agreement residual funds remain in the Settlement Fund such that the residual procedures in Section 7 are invoked, then the amount paid per valid claim selecting Alternative Compensation shall increase pro rata until the amount per claim is equal to $358.80. The Settlement Fund described in Section 3 above shall be the sole source of monetary funds for the relief set forth in this Section 5.

5.4   Notwithstanding section 5.1, Israel resident Settlement Class Members are eligible for Alternative Compensation payment by submitting a Claim Form seeking Alternative Compensation and confirming that he, she, or it: (i) is a Settlement Class Member; and (ii) is or was a resident of Israel during the Class Period. The Claim Form applicable to residents of Israel for Out-of-Pocket Costs and Alternative Compensation is attached hereto as Exhibit 10**.**

6.   OUT-OF-POCKET COSTS

6.1   Settlement Class Members who have Out-of-Pocket Costs may request payment of their Out-of-Pocket Costs by submitting an Out-of-Pocket Costs Claim Form (either in paper form or on the Settlement Website) to the Settlement Administrator accompanied by an attestation for the Out-of-Pocket Costs incurred, and documentation of Out-of-Pocket Costs as to which documentation should naturally exist and has been retained or is readily obtainable, as detailed on the Out-of-Pocket Costs Claim Form. Out-of-Pocket Costs Claim Forms may be submitted at any time on or before the date that is 270 calendar days after Preliminary Approval.

6.2   The Settlement Administrator shall verify that each person who submits an Out-of-Pocket Costs Claim Form is a Settlement Class Member and shall have the sole discretion and authority to determine whether and to what extent an Out-of-Pocket Costs Claim Form reflects valid Out-of-Pocket Costs actually incurred that are fairly traceable to the Data Breaches. To the extent the Settlement Administrator determines a claim for Out-of-Pocket Costs is deficient, within fifteen (15) days of making such a determination, the Settlement Administrator shall notify the Settlement Class Member of the deficiencies and give the Settlement Class Member thirty (30) days to cure the deficiencies. The Settlement Administrator shall have the sole discretion and authority to determine whether the Settlement Class Member has cured the deficient claim such that it reflects valid Out-of-Pocket Costs actually incurred that are fairly traceable to the Data Breaches.

6.3   Out-of-Pocket Costs for preventative measures, such as obtaining credit monitoring services or credit freezes, shall be deemed fairly traceable to one or more of the Data Breaches if they were incurred in January 2012 or thereafter and the Settlement Class Member states that they believe the costs were incurred as a result of one or more of the Data Breaches. Out-of-Pocket Costs for unreimbursed losses related to identity theft, falsified tax returns, or other alleged wrongdoing (collectively "Misconduct"), or for attempting to remedy Misconduct, shall be deemed fairly traceable to one or more of the Data Breaches if: (i) the Misconduct occurred in January 2012 or thereafter; (ii) the Settlement Class Member states that he, she, or it believes the Misconduct is connected to one or more of the Data Breaches; and (iii) the Misconduct involved possible misuse of the type of Personal Information accessed in one or more of the Data Breaches (*i.e.*, names, email addresses, telephone numbers, birth dates, passwords, and security questions of Yahoo account holders, or from contents of the Class Member's email account, such as financial communications and records containing credit cards, retail accounts, banking, account passwords, IRS documents, and social security numbers from transactions conducted by email).

6.4   Each Settlement Class Member who submits a Claim Form for valid Out-of-Pocket Costs (as determined by the Settlement Administrator) shall receive a payment equal to the lesser of: (i) the amount of the Settlement Class Member's valid Out-of-Pocket Costs; or (ii) $25,000.00; provided, however, that the payment may be reduced as provided in Section 6.9.

6.5   All Paid Users shall be eligible to receive an amount up to 25% per year of service paid for between January 1, 2012 and December 31, 2016, upon submission of a valid Paid User Claim (as determined by the Settlement Administrator). This payment is in addition to any other benefits Settlement Class Members are entitled to under this Agreement, including other out-of-pocket costs traceable to one or more of the Data Breaches, and Credit Services or Alternative Compensation. Paid User Claim Forms must be submitted at any time on or before the date that is 270 calendar days after Preliminary Approval.

6.6   The Settlement Administrator shall verify that each person who submits a Paid User Claim Form is a Settlement Class Member and a Paid User and shall have the sole discretion and authority to determine whether and to what extent a Paid User Claim Form reflects valid Paid User damages. To the extent the Settlement Administrator determines a claim for Paid User damages is deficient, within fifteen (15) days of making such a determination, the Settlement Administrator shall notify the Settlement Class Member of the deficiencies and give the Settlement Class Member thirty (30) days to cure the deficiencies. The Settlement Administrator shall have the sole discretion and authority to determine whether the Settlement Class Member has cured the deficient claim such that it reflects valid Paid User damages.

6.7   All Small Business Users shall be eligible to receive up to 25% of the total amount paid by those users between January 1, 2012 and December 31, 2016, not to exceed $500 per year, upon submission of a valid Small Business User Claim Form (as determined by the Settlement Administrator). This payment is in addition to any other benefits Class Members are entitled to under this Agreement, including other Out-of-Pocket Costs traceable to one or more of the Data Breaches. Small Business User Claim Forms may be submitted at any time on or before the date that is 270 calendar days after Preliminary Approval.

6.8   The Settlement Administrator shall verify that each person who submits a Small Business User Claim Form is a Settlement Class Member and a Small Business User and shall have the sole discretion and authority to determine whether and to what extent a Small Business User Claim Form reflects valid Small Business User damages. To the extent the Settlement Administrator determines a claim for Small Business User damages is deficient, within fifteen (15) days of making such a determination, the Settlement Administrator shall notify the Settlement Class Member of the deficiencies and give the Settlement Class Member thirty (30) days to cure the deficiencies. The Settlement Administrator shall have the sole discretion and authority to determine whether the Settlement Class Member has cured the deficient claim such that it reflects valid Small Business User damages.

6.9   To the extent the amounts required to fund the settlement provisions listed in sections 5 and 6 exceed the amount of the Settlement Fund, the cash payments provided in sections 5 and 6 shall be apportioned on a *pro rata* basis. The Settlement Fund described in Section 3 above shall be the sole source of monetary funds for the relief set forth in this Section 6.

7.   RESIDUE OF SETTLEMENT FUND

7.1   No portion of the Settlement Fund shall revert or be repaid to Defendants after the Effective Date. Any residual funds remaining in the Settlement Fund after all the payments, expenses, and costs identified in Sections 5 and 6 have been paid or reserved shall be applied as follows:

(a)   First, the aggregate alternative compensation payment cap in section 5 will be lifted and payments increased *pro rata* to Class Members with valid claims up to the individual claim cap.

(b)   Second, if the payment described in section 7.1.a does not exhaust the Settlement Fund, up to five years of additional Credit Services will be provided to those who have filed a valid claim for such services under Section 4.

(c)   Third, if the payments described in sections 7.1.a, and 7.1.b, do not exhaust the Settlement Fund, then any remaining funds shall be disbursed as directed by the Court upon motion by the Parties.

(d)   In no event shall Defendants be required to contribute additional monies to the Settlement Fund described in Section 3 above, which shall be the sole source of monetary funds for the relief set forth Sections 5, 6, and 7.

8.   PRELIMINARY APPROVAL

8.1   By October 22, 2018, Settlement Class Representatives and Class Counsel will file a motion for preliminary approval of the Settlement with the Court. Contemporaneously with or as part of that motion, Settlement Class Representatives and Class Counsel will move for certification of the Settlement Class pursuant to Federal Rules of Civil Procedure 23(b)(2) and 23(b)(3). Defendants reserve the right to contest any motion to certify a class for any purpose other than settlement of the Actions.

8.2   Class Counsel shall apply to the Court for entry of the Preliminary Approval Order attached hereto as Exhibit 3. The Preliminary Approval Order shall include approval of the form of notice provided to Settlement Class Members.

9.   CLASS NOTICE, OPT-OUTS, AND OBJECTIONS

9.1   Notice shall be disseminated pursuant to the Court's Preliminary Approval Order.

9.2   The Settlement Administrator is responsible for distributing and disseminating the Notice in accordance with the Notice Plan, Exhibit 4 hereto.

9.3   Defendants shall provide the Settlement Administrator with the names and last known email addresses of Settlement Class Members, to the extent reasonably available, no later than five (5) Business Days after the date on which the Court enters the Preliminary Approval Order. To the extent that Yahoo has reasonably available names or other identifying information about Settlement Class Members, but not email addresses, those names and other identifying information shall also be provided to the Settlement Administrator for use in verifying the identity of Settlement Class Members to whom emailed notice is not sent, but who respond to either publication notice and/or the Settlement Website.

9.4   Class Counsel shall provide the Settlement Administrator with the names and last known email addresses of Settlement Class Representatives and any other putative Class Member who has reported updated identifying information to Class Counsel, no later than five (5) Business Days after the date on which the Court enters the Preliminary Approval Order.

9.5   Defendants shall provide the Settlement Administrator with billing and payment records related to all Paid Users and Small Business Users during the Class Period sufficient to allow the Settlement Administrator to determine the amount each Paid User and Small Business User paid to Defendants for their services and the accounts to which those services were rendered.

9.6   The Notice shall explain the procedure for Settlement Class Members to opt-out and exclude themselves from the Settlement Class by notifying the Settlement Administrator in writing, postmarked no later than one hundred twenty (120) calendar days after the Notice Date. Each written request for exclusion must set forth the name of the individual seeking exclusion and can only request exclusion for that one individual.

9.7   The Notice shall explain the procedure for Settlement Class Members to object to the Settlement by submitting written objections to the Court no later than one hundred twenty (120) calendar days after the Notice Date. The written objection must include the objector's name, address, personal signature, a statement of grounds for the objection, a statement indicating the basis for the objector's belief that he, she, or it is a Member of the Settlement Class (to the extent the objector did not receive Notice), a statement identifying the number of class action settlements objected to by the Settlement Class Member in the last three years, a statement whether the objector intends to appear at the Final Fairness Hearing, either in person or through counsel, and if through counsel, identifying counsel by name, address, and telephone number. In addition to the foregoing, if the Settlement Class Member is represented by counsel and such counsel intends to speak at the Final Fairness Hearing, the written objection must include a detailed statement of the specific legal and factual basis for each and every objection and a detailed description of any and all evidence the objecting Settlement Class Member may offer at the Final Fairness Hearing, including copies of any and all exhibits that the objecting Settlement Class Member may introduce at the Final Fairness Hearing. The Notice will also state that any Settlement Class Member who does not file a timely and adequate notice of intent in accordance with this Section waives the right to object or to be heard at the Final Fairness Hearing.

9.8   Yahoo will serve the notice required by the Class Action Fairness Act of 2005, 28 U.S.C. § 1715, no later than ten (10) days after this Agreement is filed with the Court.

10.   DUTIES OF SETTLEMENT ADMINISTRATION

10.1   The Settlement Administrator shall perform the functions specified in this Agreement and its Exhibits, including, but not limited to, overseeing administration of the Settlement Fund; providing Notice to Settlement Class Members via email; effecting publication Notice and a media plan; establishing and operating the Settlement Website and a toll-free number; administering the claims processes; and distributing Credit Services related enrollment information, Alternative Compensation, and Out-Of-Pocket Costs according to the processes and criteria set forth herein.

10.2   The duties of the Settlement Administrator, in addition to other responsibilities that are described in this Agreement and attached hereto as Exhibit 4, include:

(a)   Obtaining from Defendants, pursuant to Section 9.3, the names and last known email addresses, to the extent reasonably available, of Settlement Class Members for the purpose of sending email Notice to Settlement Class Members; and Obtaining updated email addresses for Settlement Class Members;

(b)   Obtaining from Yahoo, pursuant to Section 9.3, information to the extent reasonably available, necessary to establish a reasonably practical procedure to verify Settlement Class Members;

(c)   Obtaining from Yahoo, pursuant to Section 9.5, information sufficient to establish billing and payment information related to all Paid Users and Small Business Users during the Class Period;

(d)   Effecting the Notice Plan in accordance with the procedures set forth in Section 9;

(e)   Establishing and maintaining a post office box for mailed written notifications of exclusion from the Settlement Class;

(f)   Establishing and maintaining the Settlement Website that, among other things, allows Settlement Class Members to submit claims electronically;

(g)   Establishing and maintaining a toll-free telephone line for Settlement Class Members to call with Settlement-related inquiries, and answering the questions of Settlement Class Members who call with or otherwise communicate such inquiries;

(h)   Responding to any mailed or emailed Settlement Class Member inquiries;

(i)   Mailing to Settlement Class Members who request it paper copies of the Notice and/or Claim Forms;

(j)   Processing all written notifications of exclusion from the Settlement Class;

(k)   Providing weekly reports and, no later than ten (10) days after the deadline for Settlement Class Members to exclude themselves from the Settlement, provide a final report to Class Counsel and Defendants' counsel that summarizes the number of written notifications of exclusion received that week, the total number of written notifications of exclusion received to date, and other pertinent information as requested by Class Counsel and Defendants' counsel;

(l)   In advance of the Final Fairness Hearing, preparing affidavits to submit to the Court that: (i) attest to implementation of the Notice Plan in accordance with the Preliminary Approval Order; and (ii) identify each Settlement Class Member who timely and properly provided written notification of exclusion from the Settlement Class; Reviewing, determining the validity of, and processing all claims submitted by Settlement Class Members, pursuant to criteria set forth in Sections 4, 5, and 6;

(m)   Pursuant to Sections 4 and 5 hereto, within the later of forty-five (45) days after the Effective Date or the close of the Claims Period, provide activation instructions or monetary payment, either electronically or by U.S. or International Mail, to Settlement Class Members for: (i) Credit Services; or (ii) Alternative Compensation;

(n)   Pursuant to Section 6 herein, within the later of forty-five (45) days after the Effective Date or close of the Claims Period, provide monetary payment, either electronically or by U.S. or International Mail, to Settlement Class Members for Out-of-Pocket Costs, Paid User damages, and Small Business User damages;

(o)   Providing weekly reports and a final report to Class Counsel and Defendants' counsel that summarize the number and amount of claims since the prior reporting period, the total number and amount of claims received to date, the number and amount of any claims approved and denied since the prior reporting period, the total number and amount of claims approved and denied to date, and other pertinent information as requested by Class Counsel and Defendants' counsel;

(p)   Paying all Taxes and Tax-Related Expenses; and

(q)   Performing any function related to Settlement administration at the agreed-upon instruction of both Class Counsel and Defendants' counsel, including, but not limited to, verifying that cash payments have been distributed in accordance with Sections 4, 5, and 6.

10.3   All Administrative Expenses incurred by the Settlement Administrator shall be borne by and paid separately by Yahoo and shall not be taken from the Settlement Fund.

11.   SERVICE AWARDS

11.1   The Parties agree that Settlement Class Representatives and Class Counsel may seek Service Awards to the Settlement Class Representatives not to exceed $7,500 per Settlement Class Representative whose computer was forensically imaged and who was deposed; $5,000 per Settlement Class Representative whose computer was forensically imaged and was not deposed; and $2,500 per Settlement Class Representative whose computer was not forensically imaged and who was not deposed. Any requests for such awards must be filed at least 21 days before the deadline for filing objections to the Settlement.

11.2   Yahoo shall pay the Service Awards approved by the Court to the Settlement Class Representatives from funds provided by Yahoo separate and apart from the Settlement Fund. Such Service Awards shall be paid in the amount approved by the Court five (5) Business Days after the Effective Date has occurred.

11.3   In the event the Court declines to approve, in whole or in part, the payment of the Service Awards in the amounts requested, the remaining provisions of this Agreement shall remain in full force and effect. No decision by the Court, or modification or reversal or appeal of any decision by the Court, concerning the amount of Service Awards shall constitute grounds for cancellation or termination of this Agreement.

12. **ATTORNEYS' FEES, COSTS, AND EXPENSES**

12.1 The Parties agree that Class Counsel may file a motion for an award of attorneys' fees, costs, and expenses to be paid separate and apart from the Settlement Fund. The motion must be filed at least 21 days before the deadline for filing objections to the Settlement. The request for an award of attorneys' fees shall not exceed thirty-five million ($35,000,000) and the request for an award of costs and expenses shall not exceed two million five hundred thousand ($2,500,000). The Parties negotiated the amount of these fees, costs, and expenses with the assistance of the Mediators and only after they had reached an agreement on the terms of the Settlement on behalf of the Settlement Class. The request for fees, costs, and expenses shall encompass all work performed and costs and expenses incurred by Class Counsel and JCCP Class Counsel, and all counsel working at their direction, in connection with the Actions.

12.2 Yahoo shall pay the attorneys' fees and expenses awarded by the Court to Class Counsel separate and apart from the Settlement Fund. Such attorneys' fees and expenses shall be paid in the amount approved by the Court twenty (20) days after the Effective Date has occurred; provided, however, that such attorneys' fees and expenses may be paid twenty (20) days after entry of the Final Approval Order and Judgment—or other order setting attorneys' fees and expenses, if separate— and before the Effective Date upon Class Counsel's execution of an agreement approved by Defendants, such approval not to be unreasonably withheld, pursuant to which Class Counsel and JCCP Counsel agree to be jointly and severally obligated to repay the attorneys' fees and expenses to Defendants if the Effective Date does not occur. Such agreement shall provide that repayment shall be made within ten (10) Business Days of Class Counsel receiving written notice from counsel for Defendants that Defendants are terminating the Settlement Agreement because the Effective Date has not occurred. Each Class Counsel's law firm shall agree in any such agreement that the law firm and its partners and/or shareholders are subject to the jurisdiction of this Court for the purpose of enforcing the provisions of such agreement.

12.3 Defendants shall have no responsibility for, interest in, or liability whatsoever with respect to any allocation among Class Counsel of attorneys' fees and expenses awarded by the Court.

12.4 The finality or effectiveness of the Settlement will not be dependent on the Court awarding Class Counsel any particular amount of attorneys' fees and expenses. In the event the Court declines to approve, in whole or in part, the payment of the attorneys' fees and expenses in the amounts requested, the remaining provisions of this Agreement shall remain in full force and effect. No decision by the Court, or modification or reversal or appeal of any decision by the Court, concerning the amount of attorneys' fees and expenses shall constitute grounds for cancellation or termination of this Agreement provided it does not exceed the amounts set forth in Section 12.1 above. Defendants may at their sole discretion terminate this Agreement on five (5) Business Days written notice from counsel for Defendants to Class Counsel should the Court decide to award more than the amount of attorneys' fees and expenses set forth in Section 12.1 above. Should Yahoo elect to withdraw from and terminate this Settlement pursuant to this Section, such withdrawal and termination shall be treated as if Final Approval was not granted under Section 14.2.

13.   **MUTUAL RELEASES**

13.1   As of the Effective Date, all Settlement Class Representatives and all Settlement Class Members absolutely and unconditionally release and discharge any and all Released Claims against each and every Defendant, and their current, former, and future Affiliates, Parents, and Subsidiaries.

13.2   As of the Effective Date, Defendants absolutely and unconditionally release and discharge Settlement Class Representatives, each and all of the Settlement Class Members, and Class Counsel from any and all Released Claims, including any claims that arise out of or relate in any way to the institution, prosecution, or settlement of the claims against Defendants, except for claims relating to the enforcement of the Settlement, and claims by Defendants, Altaba, Oath, Verizon, and any Affiliates of these entities relating to intellectual property rights, employment, competition, or criminal conduct.

13.3   The Parties understand that if the facts upon which this Agreement is based are found hereafter to be different from the facts now believed to be true, each Party expressly assumes that risk of such possible difference in facts, and agrees that this Agreement shall remain effective notwithstanding such difference in facts. The Parties agree that in entering this Agreement, it is understood and agreed that each Party relies wholly upon its own judgment, belief, and knowledge and that each Party does not rely on inducements, promises or representations made by anyone other than those embodied herein.

13.4   Notwithstanding any other provision of this Agreement (including, without limitation, this Section), nothing in this Agreement shall be deemed to in any way impair, limit, or preclude the Parties' rights to enforce any provision of this Agreement, or any court order implementing this Agreement, in a manner consistent with the terms of this Agreement.

14.   **EFFECTIVE DATE AND TERMINATION**

14.1   The Effective Date of the Settlement shall be the first Business Day after all of the following conditions have occurred:

(a)   Defendants and Class Counsel execute this Agreement;

(b)   The Court enters the Preliminary Approval Order, without material change to the Parties' agreed-upon proposed Preliminary Approval Order attached hereto as Exhibit 3;

(c)   Notice is provided to the Settlement Class consistent with the Preliminary Approval Order;

(d)   The Court enters the Final Approval Order and Judgment, without material change to the Parties' agreed-upon proposed final approval order and judgment attached hereto as Exhibit 11; and

(e)   The Final Approval Order and Judgment has become final because: (i) the time for appeal, petition, rehearing or other review has expired; or (ii) if any appeal, petition, request for rehearing or other review has been filed, the Final Approval Order and Judgment is affirmed without material change or the appeal is dismissed or otherwise disposed of, no other appeal, petition, rehearing or other review is pending, and the time for further appeals, petitions, requests for rehearing or other review has expired.

14.2   In the event that the Court declines to enter the Preliminary Approval Order as specified in Section 14.1(b), declines to enter the Final Approval Order and Judgment as specified in Section 14.1(d), or the Final Approval Order and Judgment does not become final as specified in Section 14.1(e), Defendants may at their sole discretion terminate this Agreement on five (5) Business Days written notice from counsel for Defendants to Class Counsel. For avoidance of doubt, Defendants may not terminate this Agreement while an appeal from an order granting final approval is pending.

14.3   In the event this Agreement is terminated pursuant to Sections 14.2 or 14.3, the Settlement Administrator, within ten (10) Business Days of receiving written notification of such event from counsel for Defendants, shall pay to Defendants an amount equal to the Settlement Fund together with any interest or other income earned thereon, less any Taxes and Tax-Related Expenses paid or due with respect to such income.

14.4   Except as otherwise provided herein, in the event the Settlement is terminated, the Parties to this Agreement, including Settlement Class Members, shall be deemed to have reverted to their respective status in the Actions immediately prior to the execution of this Agreement, as well as the Term Sheet dated September 14, 2018, and, except as otherwise expressly provided, the Parties shall proceed in all respects as if this Agreement and any related orders had not been entered. In addition, the Parties agree that in the event the Settlement is terminated:

(a)   any Court orders preliminarily or finally approving certification of the Settlement Class and any other orders entered pursuant to the Agreement shall be deemed null and void and vacated and shall not be used in or cited by any person or entity in support of claims or defenses or in support or in opposition to a class certification motion;

(b)   this Agreement shall become null and void, and the fact of this Settlement and that Defendants did not oppose certification of any class under this Settlement, shall not be used or cited by any person or entity, including in any contested proceeding relating to certification of any proposed class.

14.5   No later than five (5) Business Days after the Effective Date the JCCP Case shall be voluntarily dismissed with prejudice by JCCP Class Counsel.

15.   NO ADMISSION OF WRONGDOING

15.1   This Agreement, whether or not consummated, any communications and negotiations relating to this Agreement or the Settlement, and any proceedings taken pursuant to the Agreement:

(a)   shall not be offered or received against any Defendant as evidence of or construed as or deemed to be evidence of any presumption, concession, or admission by any Defendant with respect to the truth of any fact alleged by any Plaintiff or the validity of any claim that has been or could have been asserted in the Actions or in any litigation, or the deficiency of any defense that has been or could have been asserted in the Actions or in any litigation, or of any liability, negligence, fault, breach of duty, or wrongdoing of any Defendant;

(b)   shall not be offered or received against any Defendant as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statement or written document approved or made by any Defendant;

(c)   shall not be offered or received against any Defendant as evidence of a presumption, concession or admission with respect to any liability, negligence, fault, breach of duty, or wrongdoing, or in any way referred to for any other reason as against any Defendant, in any other civil, criminal or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of this Agreement; provided, however, that if this Agreement is approved by the Court, the Parties may refer to it to effectuate the liability protection granted them hereunder;

(d)   shall not be construed against any Defendant as an admission or concession that the consideration to be given hereunder represents the amount that could be or would have been recovered after trial; and

(e)   shall not be construed as or received in evidence as an admission, concession or presumption against any Settlement Class Representative or any Settlement Class Member that any of their claims are without merit, or that any defenses asserted by any Defendants have any merit, or that damages recoverable under the Actions would not have exceeded the Settlement Fund.

16.   REPRESENTATIONS

16.1   Each Party represents that (i) such Party has full legal right, power and authority to enter into and perform this Agreement, subject to Court approval, (ii) the execution and delivery of this Agreement by such Party and the consummation by such Party of the transactions contemplated by this Agreement have been duly authorized by such Party, (iii) this Agreement constitutes a valid, binding and enforceable agreement, and (iv) no consent or approval of any person or entity is necessary for such Party to enter into this Agreement.

17.   NOTICE

17.1   All notices to Class Counsel provided for in this Agreement shall be sent by email and First Class mail to the following:

> John Yanchunis
> MORGAN & MORGAN
> COMPLEX LITIGATION GROUP
> 201 N. Franklin Street, 7th Floor
> Tampa, Florida 33602
> jyanchunis@ForThePeople.com

17.2   All notices to Defendants or counsel to Defendants provided for in this Agreement shall be sent by email and First Class mail to the following:

> Ann Marie Mortimer
> HUNTON ANDREWS KURTH LLP
> 550 South Hope Street, Suite 2000
> Los Angeles, California 90071-2627
> amortimer@HuntonAK.com

17.3   All notices to the Settlement Administrator provided for in this Agreement shall be sent by email and First Class mail to the following:

> Scott Fenwick
> Heffler Claims Group
> 1515 Market Street, Suite 1700
> Philadelphia PA 19102
> sfenwick@hefflerclaims.com

17.4   The notice recipients and addresses designated in this Section may be changed by written notice.

18.   MISCELLANEOUS PROVISIONS

18.1   <u>Further Steps and Best Efforts</u>. The Parties agree to cooperate in good faith and use their best efforts to effectuate all their respective obligations under the Agreement and to undertake any required steps to effectuate the purposes and intent of this Agreement, including obtaining preliminary and final settlement approval, and all steps that may be necessary in order to reach the Effective Date, and to do so as quickly and efficiently as practicable.

18.2   <u>Representation by Counsel</u>. The Settlement Class Representatives and Defendants represent and warrant that they have been represented by, and have consulted with, the counsel of their choice regarding the provisions, obligations, rights, risks, and legal effects of this Agreement and have been given the opportunity to review independently this Agreement with such legal counsel and agree to the particular language of the provisions herein.

18.3   <u>Contractual Agreement</u>. The Parties understand and agree that all terms of this Agreement, including the Exhibits thereto, are contractual and are not a mere recital, and each signatory warrants that he or she is competent and possesses the full and complete authority to execute and covenant to this Agreement on behalf of the Party that he or she represents.

18.4   <u>Integration</u>. This Agreement constitutes the entire agreement among the Parties and no representations, warranties or inducements have been made to any Party concerning this Agreement other than the representations, warranties and covenants contained and memorialized herein.

18.5   <u>Communications with Settlement Class Members</u>. Yahoo reserves the right to continue any and all ordinary-course-of-business communications with Settlement Class Members. Should it become evident in the course of any such communication with Yahoo that a Settlement Class Member is inquiring regarding the settlement memorialized in this Agreement, Yahoo shall refer the inquiry to Class Counsel.

18.6   <u>Communications Regarding the Litigation</u>. From the date on which the motion for preliminary approval has been filed until the Effective Date, the Parties agree to limit their public statements concerning the Actions, the Agreement, and/or the parties' compliance therewith to making statements that do not undermine approval of the settlement.

18.7   <u>Authorization to Enter Agreement</u>. The Parties warrant and represent they are authorized to take all appropriate action required or permitted to be taken by such Parties pursuant to this Agreement, to effectuate its terms, and to execute any other documents required to effectuate the terms of this Agreement. The Settlement Class Representatives further warrant and represent that they have not designated, hypothecated, transferred, or otherwise granted any interest in the Released Claims to any other person or entity. The Parties and their counsel will cooperate with each other and use their best efforts to effect the implementation of the Settlement. In the event the Parties are unable to reach agreement on the form or content of any document needed to implement the Settlement, or on any supplemental provisions that may become necessary to effectuate the terms of the Settlement embodied in this Agreement, the Parties shall mediate the disagreement before the Mediators. The Parties shall not seek the Court's intervention until they have exhausted the mediation process.

18.8   No Additional Persons with Financial Interest. Yahoo shall not be liable for any additional attorneys' fees and expenses of any Settlement Class Members' counsel, including any potential objectors or counsel representing a Settlement Class Member, other than what is expressly provided for in this Agreement.

18.9   Drafting. The Parties agree that no single Party shall be deemed to have drafted this Agreement, or any portion thereof, for purpose of the invocation of the doctrine of *contra proferentum*. This Settlement Agreement is a collaborative effort of the Parties and their attorneys that was negotiated on an arm's-length basis between parties of equal bargaining power. Accordingly, this Agreement shall be neutral, and no ambiguity shall be construed in favor of or against any of the Parties. The Parties expressly waive the presumption of California Civil Code section 1654 that uncertainties in a contract are interpreted against the party who caused the uncertainty to exist.

18.10   Waiver of Objections by Settlement Class Representatives. The Settlement Class Representatives agree not to object to any of the terms of this Agreement.

18.11   Modification or Amendment. This Agreement may not be modified or amended, nor may any of its provisions be waived, except by a writing signed by the Persons who executed this Agreement or their successors-in-interest.

18.12   Waiver. The failure of a Party hereto to insist upon strict performance of any provision of this Agreement shall not be deemed a waiver of such Party's rights or remedies or a waiver by such Party of any default by another Party in the performance or compliance of any of the terms of this Agreement. In addition, the waiver by one Party of any breach of this Agreement by any other Party shall not be deemed a waiver of any other prior or subsequent breach of this Agreement.

18.13   Severability. Should any part, term or provision of this Agreement be declared or determined by any court or tribunal to be illegal or invalid, the Parties agree that the Court may modify such provision to the extent necessary to make it valid, legal and enforceable. In any event, such provision shall be separable and shall not limit or affect the validity, legality or enforceability of any other provision hereunder.

18.14   Successors. This Settlement Agreement shall be binding upon and inure to the benefit of the heirs, successors and assigns of the Parties thereto.

18.15   <u>Survival</u>. The Parties agree that the terms set forth in this Agreement shall survive the signing of this Agreement.

18.16   <u>Governing Law</u>. All terms and conditions of this Agreement shall be governed by and interpreted according to the laws of the State of California, without reference to its conflict of law provisions, except to the extent the federal law of the United States requires that federal law governs.

18.17   <u>Interpretation</u>.

     (a)   Definitions apply to the singular and plural forms of each term defined.

     (b)   Definitions apply to the masculine, feminine, and neuter genders of each term defined.

     (c)   Whenever the words "include," "includes" or "including" are used in this Agreement, they shall not be limiting but rather shall be deemed to be followed by the words "without limitation."

18.18   <u>No Precedential Value</u>. The Parties agree and acknowledge that this Agreement carries no precedential value.

18.19   <u>Fair & Reasonable</u>. The Parties and their counsel believe this Agreement is a fair and reasonable compromise of the disputed claims, in the best interest of the Parties, and have arrived at this Agreement as a result of extensive arms-length negotiations.

18.20   <u>Retention of Jurisdiction</u>. The administration and consummation of the Settlement as embodied in this Agreement shall be under the authority of the Court, and the Court shall retain jurisdiction over the Settlement and the Parties for the purpose of enforcing the terms of this Agreement.

18.21   <u>Headings</u>. Any headings contained herein are for informational purposes only and do not constitute a substantive part of this Agreement. In the event of a dispute concerning the terms and conditions of this Agreement, the headings shall be disregarded.

18.22   <u>Exhibits</u>. The Exhibits to this Agreement are expressly incorporated by reference and made part of the terms and conditions set forth herein.

18.23   <u>Counterparts</u>. This Agreement may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument provided that counsel for the Parties to this Agreement shall exchange among themselves original signed counterparts.

18.24   <u>Facsimile and Electronic Mail</u>. Transmission of a signed Agreement by facsimile or electronic mail shall constitute receipt of an original signed Agreement by mail.

18.25   <u>No Assignment</u>. Each Party represents and warrants that such Party has not assigned or otherwise transferred (via subrogation or otherwise) any right, title or interest in or to any of the Released Claims.

18.26   <u>Non-Disparagement</u>. Settlement Class Representatives, Class Counsel, Defendants, and Defendants' counsel agree not to make any statements, written or verbal, or to cause or encourage any other Person to make any statements, written or oral, that defame, disparage or in any way criticize the personal or business reputation, practices, or conduct of the Parties and their respective counsel concerning all Released Claims, as well as the litigation of this Action, the Settlement, this Agreement, and any discussions, interactions, or negotiations of the Settlement by the Parties and their counsel. Settlement Class Representatives, Defendants, and their respective counsel may issue press releases in connection with the filing of the motion for preliminary approval of this Settlement.

18.27   <u>Compliance with Ethical Obligations</u>. Settlement Class Representatives, Class Counsel, Defendants, and Defendants' counsel agree that, throughout the course of the Actions, each of them complied with the provisions of Rule 11 of the Federal Rules of Civil Procedure.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their duly authorized counsel:

LEAD SETTLEMENT CLASS COUNSEL, AND MDL CASE LEAD COUNSEL, ON BEHALF OF THE SETTLEMENT CLASS



JOHN A. YANCHUNIS
Fla. Bar Number: 0324681
jyanchunis@forthepeople.com
MORGAN & MORGAN
COMPLEX LITIGATION GROUP
201 North Franklin Street, 7th Floor
Tampa, Florida 33602
(813) 223-5505 Telephone
(813) 223-5402 Facsimile

SETTLEMENT CLASS COUNSEL, AND JCCP CASE CO-LEAD COUNSEL, ON BEHALF OF THE SETTLEMENT CLASS



DANIEL ROBINSON
Cal. Bar Number: 244245)
ROBINSON CALCAGNIE, INC.
19 Corporate Plaza Drive
Newport Beach, California 92660
Telephone: (949) 720-1288
Facsimile: (949) 720-1292
drobinson@robinsonfirm.com

DEFENSE COUNSEL, ON BEHALF OF YAHOO! INC.; YAHOO HOLDINGS INC.; OATH HOLDINGS INC.; AABACO SMALL BUSINESS, LLC, AND ALTABA INC.

for

ANN MARIE MORTIMER
Cal. Bar Number: 169077
amortimer@HuntonAK.com
HUNTON ANDREWS KURTH LLP
550 South Hope Street, Suite 2000
Los Angeles, California 90071-2627
Telephone: (213) 532-2000
Facsimile: (213) 532-2020